UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

Other Information

Attached hereto as Exhibit 99.1 the Company’s unaudited financial and operating results for the six months ended June 30, 2025; attached hereto as Exhibit 99.2 are the unaudited condensed consolidated financial statements of the Company as of June 30, 2025 and for the six months ended June 30, 2025 and 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: October 17, 2025	By:	/s/ Damian Thurnheer
Damian Thurnheer
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description

99.1	TROOPS, Inc.’s 2025 Unaudited Interim Financial Results
99.2	Unaudited Condensed Consolidated Financial Statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024